April 5, 2021

VIA EDGAR

Edwin Kim

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	DoubleVerify Holdings, Inc. Registration Statement on Form S-1 Filed March 17, 2021 File No. 333-254380

Dear Mr. Kim:

This letter sets forth the responses of DoubleVerify Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated March 31, 2021, relating to the Registration Statement on Form S-1 filed by the Registrant on March 17, 2021 (the “Registration Statement”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold italicized text below, and the Registrant’s responses are set forth in plain text immediately following each comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. The Registrant intends to file Amendment No. 1 to the Registration Statement on or around April 12, 2021 in connection with the commencement of the roadshow for the offering.

Form S-1 filed March 17, 2021

Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 70

1.	Please revise to disclose the stock options and restricted stock granted subsequent to January 1, 2021. You should also disclose the estimated fair value of your common stock on such grant dates.

E. Kim	2	April 5, 2021

In response to the Staff’s comment, the Registrant advises the Staff that it will expand its disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Common Stock” in Amendment No. 1 to include the requested information. The revised disclosure that will appear in Amendment No. 1 is attached to this letter as Annex A for the Staff’s review.

2.	Your letter dated March 25, 2021 indicates that you issued stock options and RSUs subsequent to December 31, 2020. Considering the proximity of these issuances to the date your preliminary price range was determined, tell us how you considered using the preliminary price range as a factor in determining the fair value of your common stock on these issuance dates. In this regard, please quantify factors that supports the significant difference between the 2021 grants valuation and the midpoint of Preliminary Price Range. Tell us whether changes in revenue and operating results supports this significant increase in valuation within a short time frame. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of common stock was not solely attributable to changes in your financial condition or results of operations.

The Registrant acknowledges the Staff’s comment and advises the Staff that, as discussed below, the board of directors of the Registrant (the “Board”) did not consider the preliminary price range submitted to the Staff in the Registrant’s letter dated March 25, 2021 as a factor in its determination of the fair value of the Registrant’s common stock (the “Common Stock”) on January 28, 2021, February 17, 2021 or March 11, 2021 (each, a “Grant Date”). Instead, at each Grant Date the Board, in consultation with its majority stockholder Providence Equity Partners L.L.C., a leading private equity firm specializing in growth-oriented investments, determined the fair value of the Common Stock using a valuation formula based on the valuation ascribed to the Registrant in the Private Placement completed on November 18, 2020. On such date, an investor group led by Tiger Global Management, LLC invested in the Registrant at a total enterprise value (the “Total Enterprise Value”) that was determined based on arm’s length negotiations and resulted in a per share valuation of $17.22 (adjusted for the reverse stock split) as set forth in the Purchase Agreement (defined below) entered into on October 27, 2020. The Private Placement and the Total Enterprise Value (and resulting per share value) ascribed to the Registrant by the investor group were the result of meetings with a number of sophisticated investors regarding a possible transaction and resulted in a clear “market value” for the Registrant’s securities which the Board viewed as the most objective evidence of fair value as of such date. The Total Enterprise Value represented an equity value of the Common Stock of approximately 14 times historical revenue for the last twelve months (“LTM Revenue”), less a discount for the lack of marketability of the Common Stock (“Liquidity Discount”).

E. Kim	3	April 5, 2021

Based on the Total Enterprise Value from the Private Placement and the Board’s belief that it is customary and standard practice for high growth companies in the Registrant’s industry to use a revenue multiplier to value a company, the Board determined that the most appropriate representation of the value of the Common Stock was to continue to attribute value based on LTM Revenue multiplied by 14, less a Liquidity Discount. The determination by the Board to maintain a LTM Revenue multiple of 14 at each Grant Date was reinforced by the fact that equity market trading prices (and thus valuation multiples) of public companies in similar or adjacent industries remained roughly equivalent, subject to normal market volatility, during the period from November 2020 to March 2021. The investment banks acting as placement agents in the Private Placement provided the Registrant with data that on October 27, 2020 valuation multiples of a group of comparable public companies ranged from 6 to 26 times estimated revenue, with a median valuation multiple of 12, based on equity market trading prices as of that date.

The Liquidity Discount was determined by the Board to be 15% for the valuation following the Private Placement, resulting in the following formula: Valuation = (LTM Revenue x 14) x 0.85. The LTM Revenue utilized in the $17.22 per share valuation was the twelve months ended September 30, 2020 as that was the most recent month ended prior to the Registrant entering into a definitive agreement with the investor group for the Private Placement and the most recent historical financial information provided to the investor group. Utilizing this formula of (LTM Revenue x 14) x Liquidity Discount resulted in the following:

•	At the January 28, 2021 Grant Date, the Board utilized this formula updated for LTM Revenue for the twelve months ended December 31, 2020 resulting in a per share valuation of $19.02 which it utilized as the exercise price per share (for stock options) and grant date share price valuation (for RSUs) on the Grant Date.

•	At the February 17, 2021 Grant Date, the Board utilized this formula (i) updated for LTM Revenue for the twelve months ended January 31, 2021 and (ii) decreasing the Liquidity Discount from 15% to 10% to account for additional steps the Registrant took in furtherance of the anticipated initial public offering (the “IPO”), resulting in a per share valuation of $20.31 which it utilized as the exercise price per share (for stock options) and grant date share price valuation (for RSUs) on the Grant Date.

•	At the March 11, 2021 Grant Date, the Board did not issue any stock options but made one grant of RSUs to an incoming director in accordance with the Registrant’s director compensation policy for independent directors. The Board again utilized this formula (i) updated for LTM Revenue for the twelve months ended February 28, 2021 and (ii) decreasing the Liquidity Discount from 10% to 5% to account for additional steps the Registrant took in furtherance of the anticipated IPO including the anticipated public filing of the Form S-1 which took place on March 17, 2021. This formula resulted in a per share valuation of $22.11 which the Board utilized as the grant date share price valuation for the single grant of RSUs on such Grant Date.

E. Kim	4	April 5, 2021

The overall increase in value from the $17.22 per share valuation paid for by the investor group in the Private Placement (and utilized as the valuation for grants made in November and December of 2020) and the $22.11 per share valuation on the March 11, 2021 Grant Date represents an increase in value of 28.4% from December 31, 2020 to March 11, 2021. This 28.4% increase in value is consistent with the Registrant’s approximately 30% revenue growth for the two months ended February 28, 2021 as compared to the two-month prior year period. Over the same period, the S&P 500, Nasdaq Composite and Nasdaq-100 increased 4.9%, 4.0% and 1.3%, respectively. In addition, the Board continued to evaluate public equity trading values of comparable public companies during the period from December 31, 2020 through March 11, 2021.

Subsequent to the March 11, 2021 Grant Date, the Registrant completed the audit of its financial statements for the year ended December 31, 2020 and publicly filed the Form S-1 with the Commission. In anticipation of the IPO, the Board also received preliminary valuation expectations from the investment banks acting as underwriters in the IPO subsequent to March 11, 2021. These preliminary valuation expectations took into account not only the historical performance of the Registrant, but also future performance expectations projected by the research analysts at the investment banks, based on discussions with the Registrant as well as then-current public equity trading values of comparable companies, including companies in similar or adjacent industries and companies that had recently completed an IPO. These preliminary valuation expectations utilized a revenue multiple similar to the valuation formula utilized at each Grant Date by the Board, but excluded a liquidity discount considering the pending IPO. Further, unlike the valuation formula utilized at each Grant Date by the Board, the preliminary valuation expectations largely relied on a multiple of expected future revenues for the fiscal year ended December 31, 2022. The utilization of a multiple of projected 2022 revenue rather than historical revenue was the primary factor that resulted in a preliminary price range expectation that is higher than the valuation calculated by the Board at each Grant Date. Had the Board utilized projected 2022 revenue in its valuation formula described above (rather than LTM Revenue), the valuation at each of the February 17, 2021 Grant Date and the March 11, 2021 Grant Date would have been greater than the midpoint of the preliminary price range holding all other inputs constant, an inappropriate result.

In addition, in response to the Staff’s comment, the Registrant advises the Staff that it will expand its disclosure within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Fair Value of Common Stock” in Amendment No. 1 to provide investors with additional detail on the formula the Registrant used to determine fair value at each Grant Date subsequent to December 31, 2020 and advise investors that the trading price of the Common Stock following the IPO may fluctuate significantly based on a number of factors. The revised disclosure that will appear in Amendment No. 1 is attached to this letter as Annex A for the Staff’s review.

E. Kim	5	April 5, 2021

Notes to Consolidated Financial Statements
Note 13. Stockholders’ Equity, page F-39

3.	You disclose that you “recorded the exchange of common stock for preferred stock as Treasury Stock at cost in the Consolidated Balance Sheets.” Please cite the accounting literature that supports your accounting. Clarify whether you believe that fair value of the shares of preferred stock and common stock are equal. It would seem that the preferred shares with its preferential rights would have a fair value that would exceed that of the shares of common stock. If there is an excess amount, describe how you are accounting for that amount. Conversely, if these fair values and the shares are the same, explain why the exchange would not be recorded at the historical cost of the shares of common stock since it is an exchange of similar securities.

The Registrant acknowledges the Staff’s comment and provides further information. On October 27, 2020, the Registrant entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) to issue shares of its Series A Preferred Stock (the “Preferred Stock”) at a price of $5.7371 per share (the “Original Issue Price” or “OIP”) to new unrelated investors (the “New Investors”). Simultaneously, in accordance with the terms of the Registrant’s stockholders agreement (the “Stockholders Agreement”) in effect as of October 27, 2020, the Registrant offered existing holders (the “Existing Investors”) of the Common Stock the right to exchange their shares of Common Stock for shares of the Preferred Stock in a 1:1 ratio (the “Exchange”). Any Existing Investors that participated in the Exchange sold their newly received shares of the Preferred Stock to the New Investors at the OIP.

The Registrant accounted for the Exchange with the Existing Investors as a repurchase of the Common Stock held by the Existing Investors in exchange for the issuance of Preferred Stock to the Existing Investors, which was ultimately sold to the New Investors. The fair value attributed to the Common Stock that was repurchased was not equal to the fair value attributed to the Preferred Stock that was issued, but the difference was deemed to be insignificant. Although the difference in fair value was deemed to be insignificant, the Common Stock and Preferred Stock were not considered similar securities due to difference in rights associated with each class of shares.

E. Kim	6	April 5, 2021

The difference between the fair value of the Common Stock and the fair value of the Preferred Stock was approximately 2%, contemplating the value indicated by the Registrant’s 409A as of September 30, 2020 of the Common Stock of $5.61 ($16.83 adjusted for the reverse stock split) and the OIP of the Preferred Stock as of October 27, 2020. Holders of the Preferred Stock have preference in liquidation and certain other rights that differ from the rights of the holders of Common Stock (i.e., the Common Stock and Preferred Stock are not similar securities). However, since (i) the holders of the Preferred Stock were not entitled to vote for the election of directors or granted separate board designation rights, (ii) the Preferred Stock is mandatorily converted to Common Stock upon an initial public offering (as described in Note 13 Stockholders’ Equity, page F-40 of the Consolidated Financial Statements) and (iii) the offering was expected to be completed in approximately six months, there was not a significant difference in fair value at the time of the Exchange.

In evaluating the accounting considerations for the difference between the fair value of the Preferred Stock and the fair value of the Common Stock at the time of the Exchange, the Registrant considered ASC 505-30-30-2 and concluded that the excess of the repurchase price per share of the Common Stock over the then current market price was not significant and therefore, accounted for the repurchase as a treasury stock transaction with the repurchase price allocated entirely to the repurchased shares. The subsequent issuance of the Preferred Stock, a different class of shares from the Common Stock, to the Existing Investors was recorded at the OIP, the then fair market value.

ASC 505-30-30-2 states (emphasis added):

An allocation of repurchase price to other elements of the repurchase transaction may be required if an entity purchases treasury shares at a stated price significantly in excess of the current market price of the shares. An agreement to repurchase shares from a shareholder may also involve the receipt or payment of consideration in exchange for stated or unstated rights or privileges that shall be identified to properly allocate the repurchase price.

*     *     *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6983 or C. Chloe Orlando at (212) 909-6914.

Best Regards,

/s/ Morgan J. Hayes
Morgan J. Hayes

E. Kim	7	April 5, 2021

cc:	Jan Woo
Morgan Youngwood
Stephen Krikorian
U.S. Securities and Exchange Commission

Mark Zagorski
Andrew Grimmig
DoubleVerify Holdings, Inc.

Enclosures

Annex A

[See Attached]

Fair Value of Common StockGiven the absence of a public trading market for our common stock, our board of directors exerciseshas exercised reasonable judgment and considersconsidered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including, with input from management, our financial and operating history, equity market conditions affecting comparable public companies, and the lack of marketability of our common stock. In addition, our board of directors also considershas considered valuations of our common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. These valuations consider recent arm’s length market transactions, where applicable, estimates of future expected revenues, EBITDA, EBITDA margins and cash flows, discount rates, and an estimate of value using multiples derived from the stock prices of comparable publicly traded guideline companies applied to such expected cash flows and market approaches in order to estimate fair value. These assumptions are incorporated in a hybrid approach used to evaluate recent arm’s length market transactions and scenarios in which the Company remains privately held or the Company completes an initial public offering. The hybrid approach includes using the Option Pricing Method (OPM) and Probability-Weighted Expected Return Method (PWERM) models.In November 2020, the Private Placement Investors invested in the Company in the Private Placement at a total enterprise value (the “Total Enterprise Value”) based on arm’s length negotiations, which resulted in a per share valuation of $17.22 (adjusted for the reverse stock split). The Total Enterprise Value represented an equity value of our common stock of approximately 14 times historical revenue for the last twelve months (“LTM Revenue”), less a discount for the lack of marketability of our common stock (“Liquidity Discount”). Based on the Total Enterprise Value from the Private Placement and our board of directors’ belief that it is customary and standard practice for high growth companies in the Company’s industry to use a revenue multiplier to value a company, our board of directors determined that the most appropriate representation of the value of the Company was to attribute value based on LTM Revenue multiplied by 14, less a Liquidity Discount. The LTM Revenue utilized in the per share valuation for the Private Placement was the twelve months ended September 30, 2020, which was the most recent month ended prior to the Company entering into a definitive agreement for the Private Placement and the most recent historical financial information provided to the Private Placement Investors.For grants of stock options and restricted stock units subsequent to closing of the Private Placement (summarized below), our board of directors continued to utilize this formula of (LTM Revenue x 14) x Liquidity Discount. The Liquidity Discount was determined by our board of directors to be 15% for the valuation following the Private Placement, resulting in the following formula: Valuation = (LTM Revenue x 14) x 0.85. At the January 28, 2021 grant date, the formula was updated for LTM Revenue for the twelve months ended December 31, 2020. At the February 17, 2021 grant date, the formula was updated for LTM Revenue for the twelve months ended January 31, 2021 and the Liquidity Discount was decreased from 15% to 10% to account for additional steps we took in furtherance of this offering. At theA-1

March 11, 2021 grant date, the formula was updated for LTM Revenue for the twelve months ended February 28, 2021 and the Liquidity Discount was decreased from 10% to 5% to account for additional steps we took in furtherance of this offering.Since January 1, 2020, we have granted a total of 12,405,9404,717,072 stock options and 4,050,4431,999,552 restricted stock units to our employees and directors. On January 24, 2020, we granted 336,000111,988 stock options with a $2.657.95 strike price and the estimated fair value of our common stock on such grant date was determined to be $2.627.86. On April 27, 2020, we granted 3,736,4401,245,457 stock options with a $2.156.45 strike price and 2,790,703930,239 restricted stock units and the estimated fair value of our common stock on such grant date was determined to be $2.126.36. On July 28, 2020, we granted 7,972,5002,657,475 stock options with a $2.316.93 strike price and 1,259,740419,914 restricted stock units and the estimated fair value of our common stock on such grant date was determined to be $2.286.84. On October 29, 2020, we granted 361,000120,323 stock options with a $5.7417.22 strike price and the estimated fair value of our common stock on such grant date was determined to be $5.6116.83. On December 27, 2020, we granted 432,000143,985 stock options with a $5.7417.22 strike price and 479,094159,698 restricted stock units and the estimated fair value of our common stock on such grant date was determined to be $5.61.16.83. On January 28, 2021, we granted 72,660 stock options with a $19.02 strike price and 268,091 restricted stock units and the estimated fair value of our common stock on such grant date was determined to be $18.81. On February 17, 2021, we granted 365,184 stock options with a $20.31 strike price and 212,564 restricted stock units and the estimated fair value of our common stock on such grant date was determined to be $20.19. On March 11, 2021, we made a single grant of 9,046 restricted stock units in accordance with our director compensation policy with a grant date share price valuation of $22.11 and the estimated fair value of our common stock on such grant date was determined to be $21.42. For all restricted stock unit grants since January 1, 2020, our board of directors fixed the grant date share price valuation at a value equal to the exercise price per share for stock options as of the date of the grant.Following the completion of this offering, our board of directors will no longer determine the fair value of our common stock in accordance with the valuation formula described above. Instead, our board of directors will determine the fair value of our common stock based on the closing price of our common stock as reported on the date of the grant. The closing price (and therefore, the fair value) of our common stock may fluctuate significantly following the completion of this offering based on a number of factors that are outside of our control. See “Risk Factors—Risks Related to Our Common Stock and This Offering—Our common stock has no prior public market and the market price of our common stock may be volatile and could decline after this offering.”